SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 30, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the receipt of the ministry of communications' approval with respect to a transaction to sell the company’s shares under receivership

PARTNER COMMUNICATIONS ANNOUNCES THE RECEIPT OF THE
MINISTRY OF COMMUNICATIONS' APPROVAL WITH RESPECT TO A
TRANSACTION TO SELL THE COMPANY’S SHARES UNDER RECEIVERSHIP

ROSH HA'AYIN, Israel, March 29, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, that further to the Company's press releases dated November 25, 2021 and December 16, 2021 and Item 3D.3a in the Company's Annual Report on Form 20-F for 2021, on March 29, 2022, the Minister of Communications' approval ("Approval") was received for the transfer of control and of the means of control and the change of the institutional investors or their substitutes in connection with a transaction for the purchase of 49,862,000 of the Company's shares held by S.B. Telecom Ltd. constituting approximately 27% of the Company’s issued and outstanding share capital by Amphissa Holdings Limited Partnership ("the Transaction”).

According to the Approval, the general partner of Amphissa Holdings Limited Partnership ("the Partnership") is Israel Lighterage and Supply Co. Ltd., which – to the best knowledge of the Company - is 50% owned by Mr. Shlomo Rodav and 50% owned by Mr. Roni Gat and members of his family, and the limited partners are mostly institutional investors from the Phoenix, Clal and Menora groups. The Approval allows Mr. Avi Gabbay to join the Partnership in the future as a limited partner and as general partner, directly or through a company under his control.
Further to the Approval, the Company was notified that the Transaction is expected to be completed on April 4, 2022.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding the expected closing date of the Transaction. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.
We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular a delay in the closing date of the Transaction or whether the Transaction will be completed at all. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: March 30, 2022